Exhibit 99.61
Notice Declaring Intention to be Qualified under National Instrument 44-101 Short Form
Prospectus Distributions (“NI 44-101”)
May 11, 2007
To: Alberta Securities Commission
Petroflow Energy Ltd. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the issuer’s intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

PETROFLOW ENERGY LTD.

(Signed) “Jo-Anne Bund”

Jo-Anne Bund,
Corporate Secretary